Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

August 30, 2018
Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Mr. Ken Ellington

Re:	The UBS Funds (File Nos. 033-47287; 811-06637) UBS Relationship Funds (File No. 811-09036) and SMA Relationship Trust (File Nos. 333- 104218 and 811-21328 )(each, a "Trust" and together, the "Trusts")

Dear Mr. Ellington:

          On behalf of the above-referenced Trusts, the following are the responses to the Staff's comments conveyed telephonically with regard to the various filings made by the Trusts with the U.S. Securities and Exchange Commission ("SEC") on Forms N-CSR and N-SAR.  Each comment is summarized below, followed by the Trusts' response to the comment.

1.        Comment.  Please review each Trust's list of series/class identifiers to confirm whether all of the series/classes marked as active are still active. It appears that UBS Core Plus Bond Relationship Fund, UBS Global Securities Relationship Fund, UBS Global Bond Relationship Fund and UBS International Equity Relationship Fund should be marked as inactive.

          Response.  The Trusts' series/class identifiers will be reviewed and, in some cases, including the series identified above, adjusted to ensure that only the currently active series/classes of the Trusts are marked as active.

2.        Comment. The Form N-CSR filings for the SMA Relationship Trust and UBS Relationship Funds for the year ended December 31, 2017, did not reflect the contents of revised Form N-CSR effective August 1, 2017. Please submit any future shareholder reports for the SMA Relationship Trust and the UBS Relationship Funds on the most updated version of Form N-CSR.

          Response.  The Trusts confirm that future shareholder reports will be filed on the updated version of Form N-CSR.

3.        Comment. With respect to the Schedule of Portfolio Investments for all series of the Trusts, please include the rates associated with holdings of preferred stock, as applicable.

          Response.  The Trusts confirm that, to the extent applicable, for Fund holdings in preferred stock for which the associated interest rate is identifiable using reasonable efforts, the Trusts have disclosed such rates in the Schedules of Portfolio of Investments in its most recent shareholder reports and will continue to do so on a going-forward basis.

4.        Comment. With respect to the Schedule of Portfolio Investments for all series of the Trusts, please disclose the expiration dates of any rights investments, as applicable.

          Response.  The Trusts  confirm that, to the extent applicable, for Fund holdings in rights for which an expiration date is identifiable using reasonable efforts, the Trusts will disclose such expiration dates in the Schedules of Portfolio Investments.

5.        Comment. In future shareholder reports, please include the total dollar amount and percentage of the portfolio classified as illiquid or Rule 144A restricted securities.

          Response.  The Trusts will incorporate this comment on a going-forward basis, when applicable.

6.        Comment.  With respect to UBS Equity Alpha Relationship Fund, the expense ratio in the financial highlights that excludes dividend expense and securities loan fees for securities sold short is not a required disclosure.  Please remove this ratio from the table.  It may be included as a footnote to the financial highlights.

          Response.  The UBS Equity Alpha Relationship Fund (the "Fund") respectfully declines to make the requested change. The Fund notes there is no specific regulatory prohibition against disclosing this ratio, and believes this disclosure is useful to the investors because it discloses a ratio that is closely tied to the Fund's expense cap, given that such expense items are not subject to the expense cap.

          Response.  The UBS Equity Alpha Relationship Fund (the "Fund") respectfully declines to make the requested change. The Fund notes there is no specific regulatory prohibition against disclosing this ratio, and believes this

7.        Comment.  With respect to the Form N-SAR filing on February 29, 2016 for the SMA Relationship Trust, the accountant's report on internal controls contained in the filing is missing the city and state of the accounting firm.   Please confirm that the Trust maintains a signed copy of the report and be sure that the city and state are included in the report in future Form N-SAR filings.

          Response.  The Trust maintains a signed copy of the report.  The Trust will make sure that the accounting firm's city and state are included in the report in future Form N-SAR filings.

8.        Comment.  With respect to the Form N-SAR filing on February 29, 2016 for the UBS Relationship Funds, an audit opinion on the financial statements was included as an exhibit to the filing rather than the accountant's report on internal controls.  Please file an amended filing with the correct exhibit.

          Response.  The UBS Relationship Funds will file an amended N-SAR for that period.

          Please do not hesitate to contact me at (215) 564-8048 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/Jana L. Cresswell Jana L. Cresswell